3000 N. Sam Houston Parkway E. · Houston, Texas 77032 Phone 281.871.2699

June 6, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549-4628

Attn:	Brad Skinner, Senior Assistant Chief Accountant
Office of Natural Resources

Re:	Halliburton Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 5, 2016
File No. 1-03492

Dear Mr. Skinner:

Set forth below are the responses of Halliburton Company (“Halliburton” or “the Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2016 with respect to Halliburton’s Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 5, 2016, File No. 1-03492 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 1

1.	Explain to us how you have considered the requirement to disclose the dollar amount of backlog orders believed to be firm. See Item 101(C)(1)(viii) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have considered that Item 101(c)(1) (viii) of Regulation S-K requires, to the extent material to an understanding of the registrant’s business, disclosures related to the dollar amount of backlog orders believed to be firm, together with an indication of the portion of that backlog which the registrant does not reasonably expect to be filled within the current fiscal year. Our principal business is to provide services and products to the upstream oil and gas industry. Typically, we provide these services and products at the well site where our personnel and equipment are located, or where the personnel and equipment of our customers are located. Our services are primarily short-term in nature, day-rate based and cancellable, should our customer wish to alter the scope of contracted activities. Our products are frequently provided pursuant to the terms and provisions of master service agreements. Pricing is sometimes included in the master service agreements, but quantities are not determined or “firm” until our customers issue a purchase order. Equipment sold or used in connection with the provision of our services and products is primarily available from our existing inventory. We do manufacture some products related to our completion tools business that require a long lead time upon order, but these are immaterial to our overall business.

Due to the nature of our principal business and the structure of our relationships with our customers described above, our backlog of firm orders is not material to Halliburton. Therefore, no reference to backlog was made in our disclosure. However, to the extent our backlog of firm orders becomes material in the future, we will provide disclosure of backlog in the Part I, Item 1(a), “Business” section of future Form 10-K filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations in 2015 Compared to 2014, page 29

2.	In various places in your MD&A, you attribute the change in reported amounts to multiple factors without indicating the amount contributed by each factor. For example, in describing the reduction in completion and production revenue, you indicate that revenue in North America declined “mainly in the United States land market, as a result of steep rig count declines, pricing concessions, and reduced stimulation activity”. Revise the analysis of your operating results to quantify the effect of each factor identified as the cause of a material change to the amounts presented as part of your financial statements. Refer to Item 303(a)(3) of Regulation S-K and FRC 501.04.

Response: We acknowledge the Staff’s comment and have considered that Item 303(a)(3) of Regulation S-K requires disclosure of information necessary to understand changes in our results of operations, including disclosure of the causes of material changes in line items to the extent necessary to an understanding of our business as a whole. Further, FRC 501.04 states that “analysis of changes in line items is required . . . where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change.” The MD&A section of our Form 10-K discusses the many factors that impact our business, which include oil and natural gas prices, the status of the global economy, and the resulting increase or decrease in demand for our products and services, along with factors specific to the geographic areas in which we provide services and products to our customers. We also provide quantitative analysis of rig count, which provides a proxy for volume demand for our services. These factors reflect that the primary driver of changes to our reported amounts is the level of spending by our customers. We respectfully submit that these disclosures, together with additional tabular detail we provide regarding our results by both reportable segment and geographic area, provide meaningful disclosure for users of our financial statements that enable them to understand the significant drivers of our business and changes in our results of operations.

Changes in our reported results are generally described as driven by a higher or lower volume of activity in particular product service lines (PSL) or geographic areas in which we operate due to the change in demand described above. Specifically, increases and decreases in results can vary due to, among other things, changes in the amount or mix of products provided, which in turn, can vary based on well type, location, drilling results and drilling parameters. In addition, whenever we have notable changes in pricing or other items, we highlight it as a significant driver of the change within a segment or region, including in certain circumstances specific PSLs or countries.

Additionally, the recent deterioration of commodity prices and corresponding downturn in the oil and gas industry created widespread pricing pressure and activity reductions for our products and services on a global basis, and resulted in significant declines in revenue and operating income during the fiscal year 2015 as compared to 2014. In many cases, the combination of pricing and activity reductions were both significantly prevalent in illustrating the decline in our operating results. We do not believe that further quantification of additional factors identified is necessary to an understanding of our results as a whole. In addition, we believe that the use of the terms “primarily” or “partially offset by” appropriately serve to convey the causes of changes from period to period, in accordance with Regulation S-K Item 303(a)(3). The absence of a quantification of individual named items covered by the terms “primarily” or “partially offset by” conveys the concept that no individual item need be quantified to assist the reader in understanding a variance between the two periods. Stated differently, we would not rely solely on the term “primarily” if quantification were required to convey material information.

Despite this approach, we acknowledge the Staff’s comment and confirm that in future filings, including the Company’s next quarterly report on Form 10-Q, we will expand the discussion of increases or decreases in revenue and operating income attributable to changes in prices, volume or any new products and services, if material, where we are able to distinguish between these causal factors.

Critical Accounting Estimates, page 37

Value of long-lived assets, including intangible assets and goodwill, page 38

3.	We note your disclosure regarding the possible impact of the crude oil market on your goodwill impairment testing. Tell us whether you had any reporting unit that had a fair value that was not substantially in excess of its carrying value as of the date of your most recent impairment test. If so, explain to us how you considered providing the following disclosure:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and,

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

See Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty, and Section V of SEC Release 33-8350, which states that under existing MD&A disclosure requirements, you should address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements.

Note that similar considerations apply to disclosure regarding estimates associated with other long-lived assets, including intangible assets other than goodwill.

Response: We acknowledge the Staff’s comment regarding our goodwill impairment testing disclosed in our Form 10-K, and we also acknowledge the Staff’s comment is focused on the date of our most recent goodwill impairment test. Due to the continued downturn in the oil and gas industry, we have been performing our goodwill impairment assessment on a quarterly basis. We most recently performed the goodwill impairment test in accordance with ASC 350 on March 31, 2016, at which time we determined the fair value for each of our reporting units was substantially in excess of its carrying value with a cushion of 29.3% for the Completion and Production segment and 26.9% for the Drilling and Evaluation segment.

Additionally, we acknowledge the Staff’s comment and are aware both that Item 303(a)(3)(ii) of Regulation S-K requires disclosures related to known uncertainties and that Section V of SEC Release 33-8350 requires disclosure of material implications of uncertainties associated with the methods, assumptions and estimates underlying a company’s critical accounting measurements. Note 1 to our Form 10-K includes certain expanded disclosures regarding our goodwill impairment testing, including amounts allocated to each reporting unit, the fair value technique used, and assumptions and uncertainties included in our goodwill impairment testing. In future filings, including our next Quarterly Report on Form 10-Q, we will expand on the significant assumptions utilized in our goodwill impairment test by disclosing: Our discounted cash flow analysis for each reporting unit includes significant assumptions regarding discount rates, revenue growth rates, expected profitability margins, forecasted capital expenditures, the timing of an anticipated market recovery, and the timing of expected future cash flows. As such, these analyses incorporate inherent uncertainties that are difficult to predict in volatile economic environments and could result in impairment charges in future periods if actual results materially differ from the estimated assumptions utilized in our forecasts. Similar disclosures will be provided to address long-lived assets other than goodwill, including intangible assets.

Notes to Consolidated Financial Statements, page 50

Note 3. Impairments and Other Charges, page 54

4.	Expand your disclosure regarding impairments of assets classified as held and used to indicate the method or methods used to determine fair value. See FASB ASC paragraph 360-10-50-2(c).

Response: We acknowledge the Staff’s comment and have considered that FASB ASC 360-10-50-2(c) requires disclosures regarding the method or methods used for determining the fair value of assets held and used. Note 3 to our Form 10-K discloses that we review the recoverability of the carrying value of our assets based upon estimated future cash flows while taking into consideration assumptions and estimates including the future use of the asset, remaining useful life of the asset, and service potential of the asset. We also disclosed that we determined the carrying amount of a number of our long-lived assets exceeded their respective fair values due to projected declines in asset utilization as a result of the downturn in the oil and gas industry and its corresponding impact on our business outlook.

In future filings, including our next Quarterly Report on Form 10-Q, we will expand on our asset impairment disclosures to discuss the valuation technique used by disclosing: We assessed fair value of our long-lived assets based on a discounted cash flow analysis, which included significant unobservable inputs such as management’s short-term and long-term forecast of operating performance, including revenue growth rates and expected profitability margins, and a discount rate based on our weighted average cost of capital.

Note 4. Business Segment and Geographic Information, page 56

5.	Disclosure under this note and in the Business section of your filing indicates that you generate revenue from a variety of different products and services, while disclosure in your MD&A indicates that changes in the amount of revenue from these various products and services have had differing impacts on your results of operations. In view of these factors, explain to us how you have considered the disclosure requirement under FASB ASC 280-10-50-40 regarding revenues from external customers for each product and service or each group of similar products and services.

Response: We respectfully submit that we believe our current disclosure of revenue in two segments meets the requirements of FASB ASC 280-10-50-40 because of the similarity of the products and services (PSLs) included in each segment.

The construction of an oil and gas well includes two major phases. The first phase consists of drilling the well and related activities, and the second phase consists of completing the well and related activities. Management has organized the Company into two product/service segments that align our PSLs with these two phases. The Drilling and Evaluation (D&E) segment focuses on formation evaluation and drilling activities, while the Completion and Production (C&P) segment focuses on completion and mature field activities. Our segments align the financial reporting of the Company with our internal management strategies and operational hierarchy.

-	Our Completion and Production segment delivers cementing, stimulation, intervention, pressure control, specialty chemicals, artificial lift, and completion products and services. The segment consists of Production Enhancement, Cementing, Completion Tools, Production Solutions, Pipeline and Process Services, Multi-Chem, and Artificial Lift.

-	Our Drilling and Evaluation segment provides field and reservoir modeling, drilling, evaluation, and precise wellbore placement solutions that enable customers to model, measure, drill, and optimize their well construction activities. The segment consists of Baroid, Sperry Drilling, Wireline and Perforating, Drill Bits and Services, Landmark Software and Services, Testing and Subsea, and Consulting and Project Management.

Although each segment includes multiple PSLs, those PSLs are similar. When determining whether the PSLs are similar, we considered, among other things, their nature and use, their customers, including the internal organization of those customers, supply chain, maintenance and operational efficiencies for the products and services. The PSLs within the D&E segment are similar in purpose and end use as they are directly related to the drilling phase, and the PSLs within the C&P segment are similar in purpose and end use as they are directly related to the completion phase.

For example, the drilling phase of the well could include formation evaluation and well design using Landmark Software and Services, as well as drilling and evaluating the well using Sperry Drilling and Drill Bits and Services. Once the well has been drilled and evaluated, it would be completed using Cementing and Production Enhancement PSLs, which are part of the C&P segment. Cementing is used to complete the wellbore, while Production Enhancement is used to, among other things, stimulate production from the well. Further, both Cementing and Production Enhancement have a broad range of resource capabilities that are operationally aligned. In pressure pumping, both Cementing and Production Enhancement use similar pumps, engines, trucks, etc. that are assembled in the same plants and maintained in the same field camps. Similarly, Cementing and Production Enhancement research and development organizations are located in the same facilities. Cementing, Production Enhancement, and Completion Tools have down-hole tool products that are manufactured in the same plants. With aligned supply chain and maintenance, operational efficiencies are gained by aligning these PSLs. Similar efficiencies are obtained in the D&E segment.

Customers of both segments include major, national and independent oil and natural gas companies throughout the world and are generally common for both segments. However, our customers are operationally aligned with our two segments. For example, our customers typically have separate and dedicated engineering and procurement staffs related to drilling operations and completions activities.

Further, the PSLs in each segment are similarly impacted by similar economic drivers, such as customer spending, current and future expectations of oil and natural gas prices and hydrocarbon demand. For example, a change in customer exploration budgets and spending may have a timelier and more significant impact on the D&E segment but have a lesser or delayed effect on the C&P segment.

Although we believe that we have appropriately aligned our PSLs within each reporting segment, in our MD&A and other public disclosures we may provide additional detail regarding certain PSLs or geographies to provide additional explanations for changes in segment operating results. As set forth above in our response to Comment 2, to the extent such factors are material, we will quantify their impact. Accordingly, we do not believe that providing additional and more detailed levels of discussion of our PSLs as permitted by the MD&A rules is dispositive with regard to our analysis with respect to the requirements of FASB ASC 280-10-50-40.

Based on the reasons stated above, we believe that by disclosing revenue in two segments which are made up of a similar group of products and services, that we have met the requirement of FASB ASC 280-10-50-40.

Acknowledgements

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to answering any questions you may have on our responses and providing you with any additional information you may require. Please direct any questions or comments to our counsel at Baker Botts L.L.P., Kelly Rose, at 713-229-1796.

Sincerely, HALLIBURTON COMPANY

By:	/s/ Christian A. Garcia
Christian A. Garcia
Senior Vice President, Finance and Acting Chief Financial Officer